Mail Stop 4561

November 15, 2006

Mr. Derek P. Downs
President
Cistera Networks, Inc.
17304 Preston Road
Suite 975
Dallas, TX 75252

      Re: **Cistera Networks, Inc.**
              Form 10-KSB for the Fiscal Year Ended March 31, 2005
              Form 10-KSB for the Fiscal Year Ended March 31, 2006
              Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
              Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
              Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
              Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
              File No. 000-17304

Dear Mr. Downs:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Stephen Krikorian
                             Accounting Branch Chief